SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

For Immediate Release

OTI Contact:	Agency Contacts:
Galit Mendelson	Paul Holm and Matthew Karsh
Director of Corporate Communication, OTI	PortfolioPR
212 421 0333	212 736 9224
galit@otiglobal.com	pholm@portfoliopr.com / mkarsh@portfoliopr.com

OTI ANNOUNCES INSTALLATION OF EASYFUEL™ WIRELESS
PETROLEUM PAYMENT SOLUTION IN MEXICO

Initial Orders for Infrastructure to Reach Around $750,000

Cupertino, CA – November 11, 2003 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based smart card solutions, announced today the first installation of its EasyFuel™ wireless petroleum payment solution in Mexico. OTI is marketing EasyFuel with T@nque Lleno™, a local provider of support and marketing services. The first commercial implementation is planned for 57 CORPOGAS gas stations in 5 states in the center and south of Mexico, with the majority of stations in Mexico City. The system is initially introduced to the station attendants, to increase service speed at the island and eliminate fraud. The system is expected to expand to the commercial fleets in the retail and government markets with applications for private motorists planned in the future.

T@nque Lleno™ is a Mexican company that provides Intelligent Administration Systems to commercial fleets in Mexico and promotes the EasyFuel solution in the country. T@nque Lleno™ reached an agreement with CORPOGAS to become the first EasyFuel commercial client in Mexico. CORPOGAS operates 57 stations throughout the country and was recently recognized as the largest distributor of PEMEX gasoline. T@nque Lleno™ plans to expand the network in 2004 to additional gas stations and fleets that have expressed interest in the EasyFuel solution. Mexico, the third largest producer of oil in the world, is an excellent market for EasyFuel, with more than 6,000 gas stations nationwide.

The EasyFuel wireless solution represents the next generation of OTI’s gasoline management system geared toward the North American and European markets. It is a totally wireless solution for gas stations that dramatically reduces installation and maintenance costs, allowing for quick and easy deployment, with a rapid return on investment. The system, developed over the past four years is based on OTI’s patented technology that allows RFID smart tags to work in both short and long-range situations.

The EasyFuel system has built-in benefits for the oil companies and commercial fleet operators. Fleet companies eliminate non-authorized fueling and receive comprehensive billing and detailed operating information. Operators can take advantage of the system’s pay-at-the-pump capabilities and benefit from built-in loyalty programs. By controlling the distribution of fuel electronically, fraud is greatly reduced while significantly decreasing the total service time. The system also allows for 24-hour non-attendant sales and greater in-store purchases.
Several major oil companies, such as BP and Repsol, as well as commercial fleet companies, have adopted OTI’s solution for petroleum payment and fleet management in Africa, South America, and Europe. The fleet product has been operating in Africa via BP under the brand name FuelMaster, and currently includes approximately 500 gas stations and 40,000 vehicles.

Oded Bashan, President and CEO, OTI, commented, “We are very pleased to announce the installation of the EasyFuel solution in Mexico. EasyFuel is not only cost-effective and easy to install, but helps to eliminate fraud associated with fleet management. We are happy to work with T@nque Lleno™ to bring EasyFuel to Mexico, one of the world’s largest petroleum markets. We look forward to further expansion.”

About OTI
Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for micropayments, mass transit ticketing, parking, petroleum payment systems, loyalty programs, ID and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard, BP, EDS, First Data Resources, Repsol, the Government of Israel and ICTS. For more information on OTI, visit www.otiglobal.com.

About T@nque Lleno™ Sistema Inteligente de Administracion S.A de C.V.
T@nque Lleno™ is a Mexican company that specializes in implementation of fuel control and fleet management technology. The company’s personnel have more than 5 years of experience in managing administration systems as well as in software development. T@nque Lleno™ is offering the Mexican market a complete solution to provide the highest level of security for all potential clients in the Petroleum Market. For more information on T@nque Lleno™, visit www.tanquelleno.com

         This press release contains forward-looking statements within the meaning of the United States Securities laws, including, but not limited to, statements about the expected installation of EasyFuel in Mexico and OTI’s expected revenues from CORPOGAS, OTI’s products and their expected benefits, as well as expectations for their performance and progress. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products, a deterioration of the strength of the fuel markets in other countries, our ability to execute production on orders and the actual dispensing of fuel under systems using OTI products, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.
This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: November 11, 2003